Mary Jo Reilly
215-988-1137 Direct
215-988-2757 Fax
maryjo.reilly@dbr.com

September 30, 2013

VIA EDGAR

Houghton R. Hallock

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Funds (“Registrant”)

Post-Effective Amendment No. 99

(File Nos. 33-73404 and 811-08236)

Dear Mr. Hallock:

The following responds to the comments we received from you on September 18, 2013 regarding the above-referenced Post-Effective Amendment to Registrant’s Registration Statement on Form N-1A referenced above (the “Post-Effective Amendment”). The Post-Effective Amendment was filed to register shares of the Multi-Manager Emerging Markets Debt Opportunity Fund (the “Fund”). Our responses (in bold) follow your comments:

Prospectus:

1. Comment: On page 3 under “Summary Section – Fees and Expenses of the Fund,” in footnote 2 to the fee table there is disclosure to the effect that the Fund’s investment advisers will reimburse certain expenses of the Fund, subject to certain excepted expenses. One of those excepted expenses is “a portion of the compensation paid to each Trustee who is not an officer, director or employee of Northern Trust Corporation or its subsidiaries.” Please explain why only a portion of such Trustee compensation is exempted from the reimbursement. Please confirm that any reimbursed expenses are not subject to recapture by the Fund’s investment advisers.

Response: The Fund’s investment advisers have contractually agreed to reimburse expenses other than certain excepted expenses, to maintain the Fund’s expense cap. One of those excepted expenses is a portion of the fees paid to the Fund’s Trustees. The fees payable to the Trustees of the Trust are paid in full by the Fund. For economic reasons, the Fund’s investment advisers have determined that a portion of such fees will not be subject to reimbursement. Registrant confirms that no reimbursed expenses are subject to recapture by the Fund’s investment advisers.

Houghton R. Hallock

September 30, 2013

2. Comment: On page 3 under the “Summary Section – Fees and Expenses of the Fund,” please confirm that the Fund’s acquired fund fees and expenses, including the fees and expenses associated with any investments in affiliated funds, are not expected to exceed 0.01%.

Response: Registrant confirms that the Fund does not expect that acquired fund fees and expenses, including the fees and expenses associated with any investments in affiliated funds, will exceed 0.01% over the first twelve months of operations.

3. Comment: On page 3 under “Summary Section – Principal Investment Strategies,” please change “obligations of sovereign nations or their agencies, instrument utilities, or sponsored enterprises” to “obligations of sovereign nations or their agencies, instrumentalities, or sponsored enterprises.”

Response: Registrant will make the requested change.

4. Comment: On page 3 under “Summary Section – Principal Investment Strategies,” there is disclosure to the effect that the Fund will invest, under normal circumstances at least 80% of its net assets in fixed income securities that provide exposure to “debt issuers tied to emerging or frontier market[s].” The disclosure in italics is vague. Please be more specific as to the debt issuers’ relationship to such markets.

Response: Registrant will revise the statement to read as follows: “debt issuers based in or economically tied to emerging or frontier markets.”

5. Comment: On page 4 under “Summary Section – Principal Investment Strategies,” it states that the Fund may invest in structured debt securities. Please confirm whether structured debt securities are the same as structured securities used in other parts of the Registration Statement. If so, please make these two terms consistent throughout the prospectus.

Response: Registrant confirms that structured debt securities are the same as structured securities and will make the requested change.

6. Comment: On page 4, there is disclosure that the Fund may invest in derivatives “…for hedging purposes or to gain exposure to certain countries or currencies.” Please indicate whether there is any limit on the amount of the Fund’s assets that may be invested in derivatives.

Response: There is no limit on the amount of the Fund’s assets that may be invested in derivatives. As stated in the disclosure, the Fund only invests in derivatives for hedging purposes or to gain exposure to certain countries or currencies. The Fund will not enter into derivatives for speculative or leveraging purposes. In addition, the Fund will ensure that its investments in derivatives are “covered” in accordance with applicable SEC requirements.

Houghton R. Hallock

September 30, 2013

7. Comment: On page 24 under “Securities, Techniques and Risks – Additional Information on Investment Objective, Principal Investment Strategies and Related Risks” there is disclosure on Asset-Backed Securities. However, such Asset-Backed Securities are not mentioned on page 4 under “Summary Section.”

Response: Registrant will move the disclosure on Asset-Backed Securities to page 32 under “Additional Description of Securities and Common Investment Techniques.”

8. Comment: On page 33 under “Temporary Investments,” there is disclosure that the Fund may invest in “higher quality money market investments.” Please make sure there is no inconsistency with the quoted language and the language on page 10 under “Other Fund Services” which states that “the Fund invests its uninvested cash in a money market fund advised by one or more of the Investment Advisers or their affiliates.”

Response: Registrant has reviewed both disclosures and does not believe there is any inconsistency.

Statement of Additional Information:

9. Comment: On page 39 under the “Trustee and Officer Compensation,” please confirm whether the compensation table conforms to Instruction 2 of Item 17(2)(c)(1).

Response: Registrant will revise the compensation table to conform to Instruction 2 of
Item 17(2)(c)(1).

10. Comment: On page 55 under “Expenses” please change the date that the contractual reimbursement arrangements are expected to continue to a date that is a year from the Fund’s effective date.

Response: Registrant will make the requested change.

Houghton R. Hallock

September 30, 2013

We thank you for your assistance. If you should have any questions regarding the Registrant’s responses to your comments, please do not hesitate to contact the undersigned at 215-988-1137.

Sincerely,

/s/ Mary Jo Reilly
Mary Jo Reilly

cc: Craig Carberry, Esq.